SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 25th, 2019

DATE, TIME AND PLACE: September 25th, 2019, at 9.00 a.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Norte, 12º andar, Sala 1212, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Piergiorgio Peluso, Pietro Labriola and Raimondo Zizza, and Mrs. Flavia Maria Bittencourt, either in person or by means of audio or videoconference, as provided in paragraph 2, Article 25 of the Company's By-laws. Justified absence of Mrs. Elisabetta Romano and Messrs. Agostino Nuzzolo and Carlo Nardello.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn - Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the Relationship Protocol of the Compliance area; (4) To acknowledge on the Organizational Structure of the Company; (5) To acknowledge on the Company’s Finance area Project; (6) To resolve on the proposal for the payment of interests on shareholders equity (“JSCP”); (7) Presentation on the Bill of Law n° 79/2016; (8) To resolve on the execution of the Term of Conduct Adjustment between TIM S.A. and ANATEL – Agência Nacional de Telecomunicações; (9) Presentation on Technological Trends and Regulatory Affairs; and (10) Presentation on the format of the Board of Directors Members’ Self-Assessment Questionnaire.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussion of the subject included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

September 25th, 2019

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on September 24th, 2019, as per Mr. Gesner Oliveira’s report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on September 24th, 2019, as per Mr. Herculano Anibal Alves’ report, Chairman of the CCR.

(3) Acknowledged on the Relationship Protocol of the Compliance area, according to the material presented by Mr. Piero Formica, Director of Compliance.

(4) Acknowledged on the Organizational Structure of the Company, according to the material presented by Mrs. Maria Antonietta Russo, Director of Human Resources & Organization.

(5) Acknowledged on the project of the Finance area of the Company, as reported by Mr. Adrian Calaza, Chief Financial Officer and Investor Relations Officer.

(6) Approved, based on the Section 46, paragraph 3, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$378,750,000.00 (three hundred and seventy-eight million, seven hundred and fifty-thousand Reais) as Interest on Shareholders Equity ("JSCP"), at R$0.156471242 (zero point one, five, six, four, seven, one, two, four, two Reais) of gross value per share. The payment will be made by March 31st, 2020, without the application of any monetary restatement index, considering October 7th, 2019 (including) as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex direito of JSCP distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the JSCP, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

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CONT. MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

September 25th, 2019

(7) Acknowledged on the process of passing of Bill of Law nº 79/2016, and the main proposals which amend Law nº 9.472, of July 16, 1997, to allow the adaptation of the modality of granting of telecommunications service from concession to authorization, and Law nº 9.998, of August 17th, 2000, in accordance to the material presented by Mr. Mario Girasole, Regulatory and Institutional Affairs Officer.

(8) Approved the general conditions and commitments to be undertaken by its wholly-owned subsidiary of the company, TIM S.A., due to the execution of the Term of Conduct Adjustment between TIM S.A. and ANATEL - Agência Nacional de Telecomunicações, in accordance to the material presented by Mr. Mario Girasole, Regulatory and Institutional Affairs Officer.

(9) Messrs. Leonardo de Carvalho Capdeville, Chief Technology Officer, and Mario Girasole, Regulatory and Institutional Affairs Officer, presented the technological trends and regulatory affairs, in general, with emphasis on the developments and opportunities for the Company.

(10) The Board members evaluated the current format of the Board of Directors Members’ Self-Assessment Questionnaire and discussed possible adjustments for improvement, according to the presentation made by Mr. Jaques Horn, Legal Officer.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees: Messrs. Nicandro Durante, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Piergiorgio Peluso, Pietro Labriola and Raimondo Zizza, and Mrs. Flavia Maria Bittencourt.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 25th, 2019.

JAQUES HORN Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 25, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.